Dear Shareholders,

BRF experienced a period of major change during 2013 in the wake of the complex merger of two food industry giants and the efficient implementation of requirements requested by the Brazilian anti-trust authorities (Cade). The spirit of the period was to rethink the company based on a broad set of ideas and information inspired by a top level team as part of the process of initiating a new business cycle. The target of this cycle is to make BRF still more sustainable and perfectly aligned to the expectations of its clients and consumers. In addition to its already recognized product quality, strong brands, efficient production chain and distribution capacity, BRF now aims to place greater focus on innovation, revisiting its product portfolio, investing in products with greater added value and profitability – as well as directing its international strategy towards specific markets.

The world is experiencing a significant transformation and companies which are in the vanguard of their industries must anticipate these changes if they are to maintain or improve their place in the market. Thus, our main objective is to bring the consumer to the heart of decision-making and guidance of our business.

Our clients – the key link in the relationship between the company and the consumers – were also consulted during the year of 2013. This process was conducted through a satisfaction survey involving more than a thousand interviews including the participation of the company’s leaders across all the channels of our business: auto-service, retail and food services. BRF is committed to listening and attending to the requirements of all stakeholders that play a role in determining its future. For us, these opinions are essential if we are to make the adjustments in our level of service which in spite of all has still not reached the standard of excellence we are seeking – whether in terms of punctuality, excellence of service, or in visiting plans and deliveries. The perception of our clients and consumers is critical to the structuring of this new BRF, a company which will migrate from an industrial focus –maintaining its productive potential - to a model which is absolutely market oriented. As an integral part of this strategy, the entire senior management of the company is to be directly exposed to contact with the point of sale through a far-reaching program of visits to supermarkets and small retailers.

If we are to achieve these ambitious objectives, a comprehensive and intensive exercising of talent management and a corporate culture which prioritizes meritocracy and high performance will be crucial. We want the right people in the right places, working in a healthy and safe environment. In this context, we have intensified the Health, Safety and Environment program (SSMA). This has taken the form of a manual for informing and guiding service providers which operate on BRF’s premises. We also conducted the company’s first employee organizational climate survey between May and June when more than 86 thousand responded to the questionnaire, this corresponding to 90% of all our active employees.

Our planning cycle - denominated BRF-17 was executed during the course of the second half of 2013 involving the participation of approximately 150 people – among directors, executive officers and consultants. This group undertook a profound review of the Company to establish our course of action for the 2014-2017 period and a framework for guiding the company. During this fiscal year, we have maintained our values aligned to the ten principles of the United Nations Global Compact and have revalidated our objective of achieving our transformational vision: “To be one of the leading food companies in the world, admired for its brands, innovation and results, contributing to a better and sustainable world”.

In line with the company’s changes, we have structured a Vice Presidency for Marketing and Innovation for coordinating marketing and technological innovations. Under this umbrella, we have repositioned the Market Intelligence Area to ensure that the information and knowledge is transformed into action and decision making. Again as part of this structure, the Channels Development department – responsible for product and category segmentation – will offer service packages tailored to each client type. Other areas under the Vice Presidency for Marketing and Innovation are Brands, Quality and R&D. In the light of the major priority given to innovation in the new cycle, the BRF Innovation Center in Jundiaí was planned to be our new product launch laboratory. With its experimental kitchens, the center is becoming an important source of integration of the company with the clients and consumers, covering the entire R&D area for industrialized products and the focus of monthly meetings from the Innovation Committee.

The purpose of all this organizational restructuring is to consolidate BRF as a company which creates value from the strength of its brands and innovative products, rendering it less sensitive to narrowing commodity margins.

We are experiencing a period full of achievements on the back of a highly positive performance when compared to the previous fiscal year. This is a clear demonstration of the company’s resilience in a scenario which remains a challenging one. Net sales were R$ 30.5 billion, a growth of 7.0% over 2012. The company’s operational result was R$ 2.5 billion and net income, R$ 1.1 billion – representing growth over 2012 but still below our objective.

We believe that all the initiatives we have taken involve a process of long term sustainable work. Notwithstanding the fact that this does not always bring immediate results, one of the key targets in our Acceleration Plan will be to consistently and gradually increase our Operating Result by R$ 1.9 billion as from 2016.

On the international front, 2014 will see the rollout of our Abu Dhabi plant in the United Arab Emirates, the first to be built by BRF outside Brazil. This project represents one of the key foundations of our strategy for investing in profitable processed products with a strong brand and higher added value in such fast-growing markets as the Middle East, North Africa & Southeast Asia (known as MENASA). In Brazil, our goal is to reinforce our position as a market leader which is admired by all our stakeholders: consumers, clients, employees and investors.

We are fully confident and enthusiastic with BRF’s new development cycle, the seeds of which have been sown in the fiscal year 2013.

Abilio Diniz

Chairman

Claudio Galeazzi

Global Chief Executive Officer

4th Quarter 2013 (4Q13)

•       Net sales totaled R$ 8.2 billion, growth of 0.8% compared with 4Q12, results which have been achieved since mid-2013 in a more challenging domestic market, also consequently compromising volume growth.

•       The total sales volume in the period was 1.5 million tons, 8.1% less than in the same period for the previous year.

•         Gross profit amounted to R$ 2.1 billion, 0.6% down on 4Q12 impacted by the increase in costs during the period, most notably labor charges, and feeding though to a reduction in gross margin from 25.7% to 25.4%.

•         Adjusted EBITDA reached R$ 954.0 million, 6.3% lower than 4Q12, leading to an adjusted EBITDA margin of 11.6% against 12.5% in 2012. EBITDA reached R$ 772.6 million in the quarter (2.0% below 4Q12), with an EBITDA margin of 9.4% against 9.6%

•         BRF reported a net income of R$ 208 million against R$ 520 million recorded for 4Q12, the result of non-recurring operating expenses, higher net financial expenses as well as other factors already cited.

•         The financial trading volume in company equity was US$ 71.5 million/day in the quarter, 0.42% higher than for the same period in 2012.

Highlights (R$ Million)	4Q13	4Q12	ch.%
Net Sales	8,208	8,146	1
Domestic Market	4,719	4,695	1
Exports	3,489	3,451	1
Gross Profit	2,082	2,095	(1)
Gross Margin	25.4%	25.7%	(30) bps
EBIT	462	543	(15)
Net Income	208	520	(60)
Net Margin	2.5%	6.4%	(390) bps
EBITDA	773	785	(2)
EBITDA Margin	9.4%	9.6%	(20) bps
Adjusted EBITDA	954	1,018	(6)
Adjusted EBITDA Margin	11.6%	12.5%	(90) bps
Earnings per share(1)	0.24	0.65	(63)
(1) Consolidated earnings per share (in R$), excluding treasury shares.

Accumulated 2013

•       Net revenue amounted to R$ 30.5 billion, a consolidated growth of 7%, generated across all the company’s operating segments, more particularly in the first quarters of the year. The highlight was export market performance which reported improved revenue of 12.9% in relation to 2012, benefiting from foreign exchange devaluation in the period.

•       Total sales volume during the period was 5.9 million tons, 7.4% down on the same period in 2012.

•       Gross profit amounted to R$ 7.6 billion, 17.3% higher due to the passing on of costs to domestic market prices and an improvement in product mix, reflected in a 2.2 p.p. gain in gross margin.

•         Adjusted EBITDA reached R$ 3.6 billion, 35.3% higher than 2012, with an adjusted EBITDA margin of 11.9% against 9.4% for 2012. EBITDA reached R$ 3.1 billion in the year (37.0% higher), with an EBITDA margin of 10.3% against 8.0%.

•         Net income was R$ 1.1 billion compared with R$ 770.0 million reported in 2012: totaling a 38.0% increase, reaching a net margin of 3.5% against 2.7%.

•         The average financial trading volume in the company’s equity was US$ 80.7 million/day in 2013, 6.2% higher than fiscal year 2012.

Highlights (R$ Million)	2013	2012	ch.%
Net Sales	30,521	28,517	7
Domestic Market	17,159	16,668	3
Exports	13,363	11,849	13
Gross Profit	7,568	6,454	17
Gross Margin	24.8%	22.6%	220 bps
EBIT	1,960	1,323	48
Net Income	1,062	770	38
Net Margin	3.5%	2.7%	80 bps
EBITDA	3,131	2,283	37
EBITDA Margin	10.3%	8.0%	230 bps
Adjusted EBITDA	3,627	2,680	35
Adjusted EBITDA Margin	11.9%	9.4%	250 bps
Earnings per share(1)	1.22	0.89	30

The variations in this report are comparisons between the accumulated period for 2013 (12M13) and the same period in 2012 (12M12) or for the 4th quarter 2013 (4Q13) against the 4th quarter 2012 (4Q12), as specified.

Adjusted EBITDA – 4th Quarter Trend

(R$ million)

Adjusted EBITDA – Quarterly Trend

(R$ million)

Brazilian Exports

A month-on-month comparison reveals an increase in volume and value of 5.4% and 4.2% (US$) respectively of Brazilian exports of chicken meat. For 2013 as a whole, shipments were slightly down on the total exported in 2012 in volume terms (-0.7%), on the other hand the improved average price permitted a growth of 3.4% in turnover. In the context of pork meat exports, 4Q13 posted a decline of 13.9% in volume and 9.6% in billings (US$) when compared with the preceding quarter. For the full year, there was also a decline in both parameters of 11% and 9.1%, respectively. Animal protein in the form of beef recorded strong growth in 2013. Shipments in 4Q13 reported quarter-on-quarter growth of 1.3% and a 19.7% year-on-year increase. For the full year, there was an improvement both in relation to export volume (19.5%) and in terms of US$ sales (13.6%) in spite of a decline in average prices relative to 2012.

The volume of Brazilian chicken meat exports in 4Q13 amounted to 1.0 million tons. Annual export volume totaled 3.9 million tons corresponding to sales of US$ 8.0 billion. Saudi Arabia, Japan and China continued to account for the larger part of  export transactions (together representing 36.3%). All three countries saw an increase in volumes in relation to Brazilian exports in 2012.

Pork shipments in 4Q13 were 128 thousand tons. Exports for the full year were 517.3 thousand tons, with an increase of 2.2% in average price and equivalent to sales of US$ 1.4 billion. In spite of higher average prices, the reduction in sales is largely due to lower export volume to the Ukraine. Twice during the year, the Ukrainian authorities suspended Brazilian imports – the first time in 2Q13 and again in the middle of November. Russia and Hong Kong took approximately 49.5% of Brazilian pork meat exports by volume. Worthy of note in this context was the first shipment of in natura pork to Japan, the largest consumer market in the world and offering major export potential.

Beef was the highlight of the year with shipments in 4Q13 totaling 415 thousand tons. For the year as a whole, volumes of protein in the form of beef were 1.5 million tons on sales of US$ 6.7 billion. Brazilian exports to Russia, Hong Kong and Venezuela were the leading drivers of demand.

Domestic Consumption

The Brazilian Central Bank’s Focus survey of January 24, 2014 estimated Brazilian GDP growth at 2.3% in 2013, the lowest for the last two years. This weakness stems principally from factors such as stagnation in industrial output, a low level of sector competitiveness in overseas markets as well as declining investments and only a modest demand on the part of consumers. One of the key objectives of current economic policy, consumption failed to produce the expected results due to government focus on maintaining price increases within the inflation band target.

In addition, the inflation rate measured by the Amplified Price Consumer Index (IPCA) was 5.9% in 2013, in line with a trend of relatively high inflation rates when compared with the central inflation target of 4.5%. This result frustrated government expectations of ending 2013 recording a lower inflation rate than 2012 (5.8%). The IPCA for 2013 also came in above what the market had been forecasting of approximately 5.5% (as per the Central Bank’s Focus  report of January 2, 2013). During 2013, the Brazilian government implemented fiscal and monetary policies in an attempt to control inflation. These measures included the control of oil derivative prices, the reduction in electricity tariffs to the consumer and tax breaks granted to the automobile and electrical-electronic goods sector. A further anti-inflation measure was to increase the Central Bank’s benchmark Selic interest rate.

The Central Bank reported an accumulated Selic rate as at December 31, 2013 of 9.9%. This had a direct impact on the reduction of investments due to the greater attractiveness of government bonds and conversely on credit, by limiting supply to consumers. The reduction in personal credit ran pari passo with the decline in the Consumer Confidence Index (ICC). The ICC reported a fall of 6.1% in 2013 and was reflected in the deceleration of consumer expenditure. On the other hand, the recorded volume of delinquencies fell 4.4% in the month of December compared with 2012. This was the fourth consecutive decline and the sharpest fall since the inception of the historical series calculated as from January 2012 by the Credit Protection Service and the National Retail Directors’ Confederation (CNDL).

In the supermarket sector, LCA Consultores (view as of January 2014 based on National Statistics Office – IBGE data) is expecting invoicing levels of sales in 2013 to show an improvement of 12.0% (against an increase of 16.0% in 2012). The consultancy estimates a more accelerated growth rate for 2014 (14.0% year-on-year), principally reflecting a reaction in sales volume. In relation to restricted nominal retail sales as a whole, LCA is forecasting year-on-year sector growth of 11.0% in 2014, growth levels similar to what was expected in 2013 vs. 2012.

Investments

Investments in Capex during the quarter amounted to R$ 376.8 million, 44.3% less than the same period in 2012 and directed to growth, efficiency and support projects. This amount includes R$ 120.1 million of investments in biological assets (breeder stock) for meeting the requirements of growth projects. For the fiscal year as a whole, investments (CAPEX) amounted to R$ 1.5 billion, R$ 501.8 million of this as investments in biological assets. In addition, during the period, there were a further R$ 164.8 million in leasing operations and R$ 222.5 million in acquisitions and other investments.

Principal disbursements in 2013 were made to investments in increased production capacity in Videira (SC), Ponta Grossa (PR), Paranaguá (PR), Tatuí (SP) and Uberlândia (MG); new plants under construction: margarine (Vitória do Santo Antão- PE); cheeses (Três de Maio - RS); expansion of slaughtering facilities at the industrial units of Nova Mutum (MT) and Dourados (MS); and the processed product plant in the Middle East. Investments also went to projects involving automation, improvement in processes, expansion of product lines and support facilities.

The reduction in Capex reflects the Company’s project prioritization in line with it strategy, which represents a switch in focus towards improving processes through investments in logistics and systems (IT).

Investments

(R$ million)

Production

BRF produced 1.3 million tons in foods in the quarter and 5.4 million tons during the year, a decline of 3.9% in 4Q12 and 6.3% less than 2012 as a whole, due to the sale of a hog slaughtering unit in may 2013. In addition, in line with an adjustment of demand there was a decrease in the pork slaughter and lower production of processed products.

Production	4Q13	4Q12	var. %	2013	2012	var.%

Poultry Slaughter (million heads)	434	434	-	1 796	1 792	-
Hog/ Cattle Slaughter (thousand heads)	2 330	2 499	(7)	9 744	10 874	(10)
Production (thousand tons)	0
Meats	989	1 021	(3)	4 102	4 269	(4)
Dairy Products	193	218	(11)	802	989	(19)
Other Processed Products	131	127	3	510	522	(2)
Feed and Premix (thousand tons)	2 633	2 841	(7)	11 036	11 832	(7)

Product Launches and Investments in Marketing

BRF’s new product launches were made with a view to renewing the portfolio, repositioning the brands/categories and adding value. During the year, the Company announced 219 product launches: 99 to the domestic market split between the meat segment - 68  and dairy products – 31. A total of 96 new products were launched in the International Market and a further 24 directed to food services.

In the fourth quarter, BRF launched 50 new products: to the domestic market, 25 launches, 14 of which in the meats segment and 11 in dairy products. Three new products were launched in the domestic food services segment while a further 22 were launched on the export market.

Main fourth quarter launches:

Year-end festive products represent the main window of opportunity for product launches. In the final months of 2013, we underscored the practicality of the Assa Fácil line for pork and fish cuts, adding innovation to the Christmas dinner. Another important launch was under the Qualy brand, with the new Qualy Cremosa margarine in a more economic 1 kg pack.

Principal Launches in 2013:

In the ready-to-eat dishes, the launch of the Rice and More line underscoring aspects of practicality and innovation.

In the dairy products segment, launch of Greek Yogurt in liquid and creamy versions and platform Hidra, milk whey liquid drinks.

In food services, we further strengthened our partnership with major clients by launching Mc Bites for the Mc Donald’s chain in Brazil and Mercosur during the Confederations Cup. A major achievement for the public sector was the bidding to supply the Leve Leite program run by the state of São Paulo authorities.

BRF Brands

In a survey conducted in the final quarter of 2013 for monitoring industrialized food brands, Sadia and Perdigão continue to be the two most recalled brands among consumers (top of mind). This market is an extremely competitive one with brands such as Nestlé, Knorr, Maggi, Seara and Danone. Nevertheless, Sadia remains the first choice for 50% of Brazilian consumers.

In the context of image which consumers have of each brand, Sadia is viewed as the one that represents first and foremost nutritional safety, pleasurable eating and a brand that helps care for the family. Meanwhile, the Perdigão label is associated with Brazilian values, the family and food which has always been an inseparable part of the consumer’s household. Sadia has the greatest brand equity in the Brazilian food market while Perdigão competes for second place with Nestlé in various markets.

In the markets for margarines in São Paulo, Rio de Janeiro and Porto Alegre, Qualy retains the absolute leadership in brand recall (top of mind), purchasing and consumption considerations and brand equity – with notable advantages over the competition. In Recife, the Deline regional brand leads all others in terms of health and brand equity parameters – also an absolute leader over the competition.

In corporate communications during the year, special mention should be made of the innovative Tree Supper Day (Dia da Ceia da Árvore) campaign, which achieved approximately 90% visibility among consumers with very close correlation with the Sadia brand as well as high levels of agreeability, credibility and relevance.

In 2013, the company developed numerous projects for reducing sodium and fat, notably in the nuggets and breaded product lines where total fat and sodium levels were reduced by 55% and 52%, respectively for different products. The formula for the Air Dried Meat Escondidinho  and the Chicken Breast Parmegiana was altered with a reduction in sodium content. The fat content of the Calabrese Sausage Escondidinho  was also reduced. Other projects, still in the development stage, will be implemented during the course of 2014, such as turkey breast with a 25% reduction in sodium.

The formulation of the lasagna line has been changed resulting in a significant reduction in sodium and following modifications in the production process including the sautéeing stage of the meat in the sauce. The change in taste was well received in the tests, particularly in terms of the new combination of aromas and tastes. The company has also reduced the sodium content in ready-to-eat dishes and breaded products – salt being substituted by natural seasoning (increase in onion, garlic, herbs, whenever appropriate). The fat content in breaded products was also reduced – using a greater quantity of chicken meat and less fat as well as the introduction of technologies in processes for reducing the fat load during manufacture. Various other projects are being developed in partnerships - principally with food services clients for enhancing the importance of healthiness in their products.

       10

DOMESTIC MARKET

The objective is to make BRF a client-oriented company and indeed it was the consumer that was the focus of the company’s attention in the domestic market in 2013. During the year, BRF restructured the corporate organizational chart as part of the successful implementation of this project. This also included the creation of the position of CEO Brazil, responsible for the redesign of all the processes as well as the reorientation of the go-to-market (GTM) process.

The intention is to improve quality at the point of sale in order to maximize consumer satisfaction over the coming years.

The model developed for establishing excellence in customer service is based on an evolution in the way in which the business is understood, introducing a tridimensional aspect based on the vectors of category, geography and distribution channel. Consequently, service delivered to the same client has begun to be considered from different aspects. For example, a product or service with an excellent level of acceptance in the South is not always an acceptable habit of consumption in the Northeast of Brazil. The change involves customization, with simplification of processes and the adoption of criteria which enhance efficiency and agility.

The new GTM model consolidates the sales areas, establishing the figure of the BRF salesperson, ready to offer a complete portfolio combining Sadia, Perdigão, Batavo and in natura products and other brands as well. With a view to improving productivity, areas not covered by the salespersons were mapped with new routes being created based on the economic potential of the regions, thus ensuring a more appropriate redistribution of salespersons. In addition, the operation has gained in productivity thanks to technology. Since July 2013, company salesperson’s smartphones employ applications with the best resources thus enabling greater support and management of sales.

The strategy is always based on innovation which permits synergy and productivity in domestic market operations through logistics intelligence which regionalizes plants and distribution centers making distribution cheaper and more efficient. BRF pursues three objectives, all focused on market development: to win over new consumers; to promote new reasons for consumption and new uses; and to add new benefits.

Among the domestic market launches in 2013, particularly successful were Batavo’s Greek Yogurt which began sales with a 1% market share in June, ending the year with 8%; and in the convenience platform, the Arroz Mais and Sandubas Hot Pocket lines.

In 4Q13, domestic market revenue reached R$ 3.6 billion in line with 4Q12 in spite of 16.3% lower volumes, a reflection of higher average prices and a withdrawn consumption which impacted sales more especially in December.  Average prices increased 19.6% reflecting an improved product portfolio and increased prices. Average costs were 16.1% up year-on-year.

Operating profit was R$ 405.1 million, 10.9% higher, equivalent to an operating margin of 11.3% against 10.2%, a 1.1 percentage point increase in the quarter. This improvement in performance was achieved despite the booking of the larger part of non-recurring expenses related to the business unit’s restructuring during the period, in the quarter amounting to R$ 71.1 million.

As was the case in the preceding quarter, 4Q13 results were also affected by sundry sales which resulted significant variations in price and volume. Differences arose due to raw materials sold to the Doux plant (sold in May 2013) and therefore a non-recurring event. If we factor out sundry sales from the analysis, the quarterly figures better reflect the real domestic market scenario with net sales of R$ 3.4 billion, 0.9% more than the same period in 2012, a decline of 7.9% in volume and a 9.5 % increase in average prices. On this basis, the operating result would have been 11.8% compared with 10.8% in 4Q12.

As for the annual result, domestic market revenues were R$ 13 billion, 2.8% greater than 2012, with growth concentrated in the first half of 2013. Volumes were 13.0% down with an operating profit of R$ 1.3 billion for this segment (30.3% higher), operating margins increasing 10.2% against 8.0% in 2012. If we adopt the same analysis as for 4Q13 and factor out sundry sales then the domestic market numbers would report annual net sales of R$ 12.0 billion, an increase of 2.7% compared to the preceding period, with volumes 9.5% down and average prices up by 15.2%. Operating result would have been 10.7% in relation to 8.4% in the same period of 2012.

Market Share – Value %

Frozen products, pastas, margarines and dairy products: baseline October/November. Pizzas and industrialized products: baseline September/October

Source: AC Nielsen

EXPORTS

The International Market in 2013 was a challenging one. It was a year when we sought to transform BRF more intensively from a major exporter to a globalized company with the goal of obtaining a more profound knowledge of local consumers and clients in the markets which we have established as strategic. And this in parallel with replicating in these markets the pillars of the business model we apply in Brazil. The idea of gaining a bridgehead in all markets from the base of an export platform has evolved into a mission of establishing positions of leadership in specific regions where the fundamental pillars of brand, distribution and quality of our products assure us the profitability and growth desired by our shareholders. A new organizational model has been introduced with the creation of the

International CEO position. During the year, the talent management process was intensified with a view to achieving greater cultural diversity and an understanding of our consumers on a global scale.

The international market continued to be a testing one in a scenario of depressed prices in some of our more important markets while Brazil as a whole continued to show a gradual loss of competitiveness in foreign trade. Notwithstanding, the International Market was able to report improved results in 2012. Our trading environment was marked by higher than expected grain prices although exchange rates oscillated to levels also higher than we had anticipated, restoring a degree of equilibrium to returns and allowing us to end the year with good prospects for 2014.

The international strategy was revisited as part of the BRF-17 strategy plan now made more emphatic in its objectives: growth through the continual qualification of portfolio products, development of markets and channels and greater penetration of branded products. The long term plan visualizes balanced growth through organic expansion of the operations and selective acquisitions in strategic regions such as the Middle East, Latin America and Asia.

On a 4Q13 vs 4Q12 comparative basis, BRF’s export volume recorded an increase of 4.5%, totaling 635.9 thousand tons together with an improvement of 5.3% in net sales to R$ 3.42 billion. Operating margin for the export market in the quarter was 0.6% against 4.0% in 3Q13.

For 2013 as a whole, the company exported 2.5 million tons, reporting growth of 1.5% in relation to 2012. Important price hikes successfully passed on during the year (11.2%), had the contribution of a devaluation of the Real in 10.4% and resulted in a growth of 12.9% in net export revenue to R$ 13.1 billion. Despite some adverse factors impacting company performance during the year, the quest for a better return even at the expense of volume, in the end produced a positive global result. The Company ended the year reporting operating profit of 3.0%, an improvement on the 1.3% in 2012.

Saudi Arabia remained the principal destination for whole chicken exports, amounting to 48.3% of all export volume to the Middle East. In this context, it is worth pointing out the cooperation agreement signed between BRF and the Americana Group at the end of December whereby the companies are to undertake a strategic analysis for operating on a collaborative basis in the region.

Below are comments on the leading markets:

Middle East – This region includes the most significant countries comprising the so-called Menasa (Middle East, North Africa and South Asia) block, the most strategically important region for BRF’s process of internationalization. A leader in the region with premium brands and an increasingly consolidated distribution model, in 2012, the company began the building of a processed foods plant in Abu Dhabi in the United Arab Emirates with rollout scheduled for the middle of 2014. Investment in the new unit will be about US$ 160 million with an annual production capacity of about 80 thousand tons/year in breaded products, hamburgers, pizzas, and industrialized and marinated products. Local production of processed items allows the company flexibility and scope to adapt the products in line with regional demands and to expand the portfolio in the Food Services channels.

In 4Q13, the Middle East recorded a decline of 8.9% in net revenue and 10.6% in volume due to higher local inventory and fluctuating demand in Saudi Arabia due to political issues.

However, the year as a whole reported growth of 7.9% in net revenue against a fall of 2.3% in volume.

Far East – The Japanese market suffered from high inventories carried over from 2012, pressuring prices and margins although with signs of improvement at year-end. The tendency is for inventory levels to normalize during the course of 2014. The Japanese market for overseas pork meat opened in June and BRF was the first Brazilian company to make a shipment.

The opening of a commercial office in Seul, South Korea will support the objective of expanding the client portfolio and developing the new markets in the region.

The final quarter of 2013 in Japan was characterized by the normalization of local inventory of imported products and by strong domestic demand due to the highly seasonal nature of the period which is reflected in average price increases. In the Far East, negotiations ahead of the Chinese New Year produced good business opportunities. Important to note in this context was the rehabilitation of SIF 103 (Serafina Corrêa unit) for export of in natura chicken meat to China following the Chinese mission which visited the plant in late December. On a 4Q13 vs 3Q13 comparative basis, the Asian market posted an increase of 10.3% in volume and 15.6% in net revenue. The full fiscal year also reported a slight improvement (2.2% growth) with net export revenue increasing by 13.4%.

Americas – After assuming control of Quickfood in Argentina, the main brand of which is Paty - leader in the hamburger market - and of the production of the Avex and Dánica companies, BRF’s efforts in 2013 concentrated on the integration of these companies and unification of processes, using the distribution chain to expand the commercialization of the Paty and Sadia brands in Argentina, Uruguay, Paraguay and Chile. In spite of the adverse economic scenario and the increasingly complex outlook for business in Argentina, our principal market, we remain convinced of the merits of our long term activities in the Southern Cone, a region where we possess a solid portfolio of brands, distribution and local production capacity.

The implementation of the SAP software system in Avex and Quickfood in Argentina continues apace and it is expected that the changes being implemented will bring synergies to the businesses and make the processes increasingly more efficient. In this market, demand for BRF’s exports came principally from Argentina and Venezuela, accounting for nearly 90% of volume. It is important to note that the safeguard process begun by Chile to protect its local industry ended in November without any measures being implemented.

The Company’s business in the Americas increased by 8.2% in net revenue in 4Q13 compared to the same period in 2012 with volumes 2.7% lower. For the full year, net revenue increased by 50.4% on 27.4% greater volume thanks to the contribution of Quickfood to results which were fully consolidated in 2013.

Europe/Eurasia – In 2013, the region reported an improvement in product mix and a recovery in prices, principally in the second half when the first green shoots of economic recovery in Europe appeared. A new high quality line of products such as nuggets based on chicken breast and sold under the Chixxs  brand and developed at the Plusfood plant was well received by consumers in the United Kingdom and Benelux. Italy also returned to growth on the back of the Speedy Pollo brand and a very interesting distribution model - to be replicated in other markets in the region.

In line with results for the preceding quarter, in 4Q13, the European market recorded an important recovery in domestic consumption, BRF’s export volume growing by 10.5%. Parallel to volumes, average prices were also 9.5% higher resulting in net export sales 21.1% up on 3Q13. However, the full year showed a decrease of 3.6% in volume but an increase of

8.9% in net revenue, reflecting higher average prices. Germany, the United Kingdom and the Netherlands remained the principal importers of BRF’s products, together accounting for more than 60.9% of BRF’s exports to Europe.

In 4Q13, the Eurasian market turned in a poorer performance in relation to the preceding period with a reduction of 16.9% in BRF’s shipments by volume and 12.0% lower net export revenues. The main factor in this result was the Ukrainian trade ban on Brazilian exports which begun in the middle of November and had not been resolved by the year-end. This was the second time the Ukraine authorities imposed restrictions on Brazilian imports in the year, the first being during 2Q13, for sanitary reasons. For the full year, the region reported a reduction of 26.8% in volume on 13.1% lower net revenue.

Africa – In the light of the growing consumption of animal protein, Africa has become one of BRF’s principal potential markets. Currently, the company exports to the continent products processed at more than 30 plants in Brazil in partnership with local distributors in Morocco, Libya, Ghana, Congo, Angola, Mozambique, Mauritius, The Seychelles and a further 15 countries.  Over the past two years, the sales team for the region has been expanded while a regional marketing department has been set up, in 2013 developing campaigns to upgrade the penetration of Sadia-branded products in the region.

In 4Q13, the region reported a decline of 11.5% in export value and 12.5% in volume due to higher existing inventory of griller chicken in Angola, BRF’s leading market for this product in Africa. Libya, another important market for griller, is experiencing financial difficulties - reflected in a 40% month-on-month drop in export volume in December. For the full fiscal year 2013, Africa reported net sales 2.5% higher despite the fall of 8.2% in volume exported by BRF in 2013.

Exports by Region

(% of Net Sales) – Quarterly

Exports by Region

(% of Net Sales) - Annual

DAIRY PRODUCTS

The Brazilian dairy products market rose 16.3%, reaching approximately R$ 18.4 million driven largely by the Yogurts, Fermented Milks, Petit  Suisse  and Powdered Milk products, data Nielsen.

BRF’s dairy products segment has a 10.8% share by value of the Brazilian market, remaining in 3rd place behind Nestlé and Danone.

The company strategy of focusing on a mix with greater added value and reducing the dependence on UHT milk continued throughout 2013, thus contributing to more positive results. On a full year-on-year basis, the company reported a growth of 3.5% in net sales, totaling R$ 2.8 billion on volume 15.4% down and average prices 24.2% up on 2012. Average costs increased by 19.3%, a reflection of the high cost of milk collection during the year. Operating results were R$ 60.1 million, representing a gain of 2.3 percentage points.

On a 4Q12 x 4Q13 comparative basis, performance reported an increase in revenue of 3.2% reaching R$ 694.9 million albeit against 9.4% lower volume. Average prices increased by 13.4% with the passing through of costs and the improvement in product mix while average costs recorded an increase of 18.8%. Operating results for 4Q13 amounted to a negative R$ 27.7 million, characterized by a scenario of escalating costs for milk collection and by declining sales volume.

FOOD SERVICES

The year was characterized by important challenges for the food services market and for our own business area with focus on this market.

Macroeconomic factors – such as services inflation, cost of commercial space and labor overheads and reduced disposable incomes – have all negatively impacted consumption of the new middle classes. While these have successfully penetrated the food courts, they have still been unable to make the event a habit. The lack of security also played a preponderant part in first half results: street protests and robberies in restaurants by gangs of thieves (the so-called arrastões) have all impacted the 10% decline in away-from-home eating in São Paulo, the leading national market.

However, two key questions have led to increasing numbers choosing away-from-home eating as an option. Firstly, the growth in the structured restaurant networks – all increasingly professionalized on the basis of franchise agreements allowing for maturation over the medium term. Secondly, the evolution of shopping malls which are seeing major expansion principally in the interior of the country and consequently acting as a catalyst for expanding food services transactions outside the Rio-São Paulo  axis.

During 2013, BRF’s food services business focused on the optimization of operations. Following an analysis of internal processes, synergies have been captured in the sales forces: 75% of the commercial team was unified during the year and the forecast is for this to be 100% complete in early 2014.

Segment innovation concentrated on the professional portfolio concept whereby specific products are developed for food services, not necessarily replicating retail products. Notable examples of this concept are the Creme Culinário Elegê and the Chicken McBites products. The first combines milk and a vegetable base as a tasty alternative to dairy cream in the preparation of salty recipes such as stroganoffs, lasagnas, pies and also desserts as for example pavés  (cream sponge cake) and cakes. The second consists of small cubes of breaded chicken breast for the McDonald’s chain, launched in June and supplied to more than 700 restaurants in the network in Brazil, Paraguay and Uruguay.

The relationship service structure and sales team training were both upgraded during the year and the number of chefs increased. The latter also have the responsibility of sponsoring six finalists in the Chef of the Future contest. A BRF initiative in partnership with the Anhembi Morumbi and FMU universities together with Senac São Paulo, the contest challenged students in the Gastronomy courses at these institutions in the city of São Paulo to create a product for facilitating the daily activities of cooks: 200 candidates entered proposals exceeding by 42% initial expectations of 140 entries. In 2014, the contest will be taken nationwide.

In 2014, a new segmentation will be implemented for classifying clients by their value profile rather than business type – this part of the continuing process of upgrading productivity through excellence in execution. The execution of the Christmas Kits project was conducted on a totally dedicated basis, sales seeing considerable growth for the year (16%). The finalization of kit sales took place in record time thus permitting excellence in the logistics of delivery and post-sales for more than 2 million kits. Conscious of their requirements, the Perdigão brand looked to innovation and ease of use to attract customers with thermally insulated backpacks for some of its kits for greater comfort when carrying the present. In the case of the Sadia brand, designer Marcelo Rosenbaum signed off on the kits which adopt a contemporary, sophisticated line seeking to attract the customer through the versatility of a bag which can be used in three different ways: shoulder bag, backpack and shoulder pack.

In 2014, we shall begin the expansion of the model internationally, evaluating the markets of Europe, the Southern Cone and the Middle East where there is already a team, a structure and a degree of volume.

In 4Q13, net sales were R$ 506.6 million, a growth of 1.6% compared with the same period in 2012. Operating profit was R$ 62.7 million in 4Q13, against R$ 66.5 million in 4Q12.

On a 2013 vs 2012 comparative basis, we ended the year with a 3.1% increase in sales to R$ 1.6 billion, albeit on 5.7% lower volume due to the economic scenario. Average costs rose 7.9% over those of 2012. For the year as a whole, operating profit increased 7.5% to R$ 177 million, reflecting the drive to reduce operating expenditures.

Sales by Channel

(% of Net Sales)- Quarterly

Sales by Channel

(% of Net Sales)- Annual

Sales in R$ million and Tons (4th Quarter 2013)

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	4Q13	4Q12	ch. %	4Q13	4Q12	ch. %
In Natura	99	132	(25)	623	678	(8)
Poultry	68	100	(32)	389	438	(11)
Pork/beef	31	32	(4)	234	240	(3)
Processed	400	410	(2)	2,738	2,654	3
Other sales	57	123	(53)	226	250	(10)
Total	556	665	(16)	3,586	3,582	0

EXPORT MARKET	THOUSAND TONS			R$ MILLION
	4Q13	4Q12	ch. %	4Q13	4Q12	ch. %
In Natura	512	530	(3)	2,553	2,727	(6)
Poultry	444	445	(0)	2,022	2,187	(8)
Pork/beef	68	85	(20)	531	540	(2)
Processed	124	103	20	865	664	30
Other sales	0	0	-	3	0	-
Total	636	634	-	3,420	3,392	1

DAIRY	THOUSAND TONS			R$ MILLION
	4Q13	4Q12	ch. %	4Q13	4Q12	ch. %
Dry Division	123	144	(14)	351	336	4
Fresh and Frozen Division	60	71	(16)	316	319	(1)
Other sales	31	21	46	27	18	48
Total	214	236	(9)	695	674	3

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	4Q13	4Q12	ch. %	4Q13	4Q12	ch. %
Total	63	64	(2)	507	499	2

TOTAL	THOUSAND TONS			R$ MILLION
	4Q13	4Q12	ch. %	4Q13	4Q12	ch. %
Total	1,469	1,598	(8)	8,208	8,146	1

Sales in R$ million and Tons (2013)

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	2013	2012	ch. %	2013	2012	ch. %
In Natura	407	463	(12)	2,439	2,263	8
Poultry	275	329	(16)	1,492	1,351	10
Pork/beef	132	134	(2)	947	911	4
Processed	1,498	1,643	(9)	9,599	9,462	1
Other sales	324	456	(29)	941	894	5
Total	2,229	2,562	(13)	12,978	12,619	3

EXPORT MARKET	THOUSAND TONS			R$ MILLION
	2013	2012	ch. %	2013	2012	ch. %
In Natura	2,018	2,101	(4)	10,159	9,436	8
Poultry	1,750	1,795	(2)	8,262	7,569	9
Pork/beef	268	306	(13)	1,897	1,867	2
Processed	447	372	20	2,914	2,182	34
Other sales	55	9	529	56	8	627
Total	2,520	2,482	2	13,129	11,626	13

DAIRY	THOUSAND TONS			R$ MILLION
	2013	2012	ch. %	2013	2012	ch. %
Dry Division	543	700	(22)	1,446	1,475	(2)
Fresh and Frozen Division	253	278	(9)	1,282	1,178	9
Other sales	103	85	21	80	60	33
Total	899	1,063	(15)	2,808	2,714	3

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	2013	2012	ch. %	2013	2012	ch. %
Total	217	230	(6)	1,606	1,558	3

TOTAL	THOUSAND TONS			R$ MILLION
	2013	2012	ch. %	2013	2012	ch. %
Total	5,865	6,337	(7)	30,521	28,517	7

Net Operating Sales

In 4Q13, sales revenue rose 0.8% year-on-year reaching R$ 8.2 billion in a market scenario of continuing weak consumption, this impacting volumes in the face of the pass-through of costs into prices during the period in the domestic market. Parallel to this, the overseas market benefited from the devaluation of the Real against the US Dollar by an average of 10.6%. The average prices in the consolidated result posted an increase of 9.6% in the period in relation to 4Q12 on 8.1% lower volume.

For the full year of 2013, net operating revenue was R$ 30.5 billion, representing an increase of 7.0%, largely benefiting from the good performance of sales in the first half in the domestic market and the recovery in export revenue in the overseas market (benefiting from further devaluation of 10.4% of the Real against the US Dollar). Average prices (NOR) in the period recorded growth of 15.6% in relation to 2012 on 7.4% lower volume.

Breakdown of Net Sales (%)

Quarterly

Breakdown of Net Sales (%)

Annual

Breakdown of Net Sales (%)

Quarterly

Breakdown of Net Sales (%)

Annual

Cost of Sales (COGS)

In spite of year-on-year weaker grain prices in 4Q13, the Company experienced pressure from labor and dollar-linked costs as well as an increase in the cost of other raw materials such as milk collection. It is worth pointing out that declining volumes in 2013 has restricted the dilution of fixed manufacturing costs.

When compared with 3Q13, cost of sales was 8.1% higher due to certain factors such as: soybean meal, prices which increased by 12.4% in the quarter (source: Safras & Mercados) labor, with the increase in obligatory stoppages together with reduced production and corresponding less volumes to dilute fixed costs.

For the full year, cost of sales increased 4.0% to R$ 23.0 billion. Growth is largely explained as follows: 1) labor; 2) soybean meal; 3) increase in dollar-indexed items such as: packaging, vitamins; 4) freight charges.

Gross Profit and Gross Margin

The company reported Gross Profit of R$ 2.1 billion and in line with 4Q12 with gross margins of 0.3 of a percentage point down at 25.4% against 25.7% in the same period in 2012 due to the factors already discussed. For the full year, Gross Profit reached R$ 7.6 billion, an increase of 17.3%, and equivalent to a gross margin of 24.8% against 22.6% due to the pass-through of costs to prices and an improved domestic market product mix as well as a improvements in feeding conversion and slaughtering productivity.

Operating Expenses

In 4Q13, BRF reported an increase of 8.9% in operating expenses compared with 4Q12, totaling 17.4% of Net Operating Revenue against 16.1% in the same quarter for the preceding year. Commercial expenses rose 9.0%, principally due to greater outlays with indirect benefits to payroll, insurance and marketing expenditures in support of the Tree Christimas campaign. Administrative expenses and professional fees increased 8.6% in relation to 4Q12, principally due to the increase in expenses with consultancy fees and IT systems.

For the full fiscal year, operating expenses totaled R$ 5.1 billion, an increase of 8.1%, principally affected by the significant rise in administrative expenses from the hiring of outside consultancies in support of BRF’s Acceleration and Strategic Plan projects as well as increases in IT expenditure mentioned above.

Other Operating Expenses

In the light of CPC 33, which retroactively amended the accounting policies previously adopted for measuring and disclosing employee benefit plans, the figure shown in the other operating expenses account for 2012 has been adjusted. The amount for the item in question was increased from R$ 179.6 million to R$ 245 million in 4Q12 and from R$ 381 million to R$446 million for the full year 2012. The principal adjustments were in the complementary pension defined benefit plan – FAF, amounting to an expense of R$85.4 million and a revenue of post-employment benefits – Healthcare Plan of R$19.9 million.

In 2013, we recorded some non-recurring expenses arising from the Restructuring Plan and impacting this line. These expenses included adjustments to personnel as a whole and executive staff and the engagement of consultancies amounting to R$ 71.1 million in 4Q13.  In 4Q13, we froze some investments for increasing capacity as part of our strategic plan and have already provisioned the partial impact representing R$34.6 million to this end. A further R$6.1 million was provisioned in the quarter for the rationalization of Domestic Market and Food Service SKUs. These non-recurring expenses totaled R$111.7 million impacting other operating expenses of R$ 193.6 million in the quarter and of R$ 535 million in the full fiscal year. This translated into a decrease of 21% in the quarter but an increase of 20% for 2013 as a whole compared with the adjusted number for 2012 (as mentioned above).

Operating Result before Financial Expenses and Operating Margin

In the light of the foregoing comments, operating result before financial expenses was R$ 461.6 million in the quarter, 14.9% less than 4Q12, the operating margin being 5.6% of Net Operating Revenue against 6.7% in the preceding year. The narrower operating margin was principally a reflection of modest growth due to overall market conditions with continuing lackluster consumption. Margins were also squeezed by greater cost pressures, higher expenditures with marketing campaigns and Restructuring Plan overheads – impacting the other operating results line.

For fiscal year 2013, the Company reported an operational result before financial expenses of R$ 1.9 billion, 48.1% more than the result reported in 2012, with an improvement of 1.8 percentage points in the operating margin. This was principally due to the gradual recovery in revenues in the domestic market, as well as the devaluation of the Real which improved external market performance.

Financial Expenses

The net financial expenses amounted to R$ 259.7 million in the quarter, 185.5% more than 4Q12 and R$ 747.5 million for the 12 month period 2013, 31.0% higher than 2012. This increase was largely due to the higher gross debt and interest charges as well as the impact of the foreign exchange translation effect.

In the light of the high level of exports, the company conducts operations in the derivatives market with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), the company uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) for hedge operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative and derivative financial instruments for foreign exchange protection permits a significant reduction in net currency exposure of the balance sheet, this reverting an exposure with a sold position of USD 80.4 million “sold” in 3Q13 to a USD 28.7 million “bought” position at the end of the fourth quarter.

On December 31, 2013, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 600 million. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports in their respective currencies, totaled 793 million + EUR 107 million + GBP 33 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to other comprehensive income.

As of December 31, 2013, the company’s net debt was R$ 6.8 billion, 3.4% less than reported for December 31, 2012, resulting in a net debt to adjusted EBITDA ratio (last twelve months)  of 1.87 times.

Debt

Debt - R$ Million		12/31/2013		12/31/2012
	Current	Non-Current	Total	Total	CH. %

Local Currency	(2,415)	(1,657)	(4,073)	(3,890)	5
Foreign Currency	(638)	(5,827)	(6,466)	(5,882)	10
Gross Debt	(3,053)	(7,485)	(10,538)	(9,772)	8
Cash Investments
Local Currency	935	155	1,091	1,209	(10)
Foreign Currency	2,663	-	2,663	1,545	72
Total Cash Investments	3,598	155	3,754	2,753	36
Net Accounting Debt	545	(7,329)	(6,784)	(7,018)	(3)
Exchange Rate Exposure - US$ Million			(87)	(412)	(79)

Trend in Net Debt/ Adjusted EBITDA

Quarterly Evolution

Free Cash Flow Generation

Free cash flow (EBITDA – Variation of the Financial Cycle – Capex) in 4Q13 was R$ 578.2 million against R$ 197.9 million generated in 4Q12 (R$ 518.2 million in 3Q13). This increase reflects the operational improvement in the period, greater efficiency in working capital and Capex. In 2013, free cash flow totaled R$ 1.5 billion against R$ 115.0 million in the preceding fiscal year.

The Company has been working on the optimization of working capital resulting from the improvement in the financial cycle of 56 days in December 2012, representing 14.5% of Net Operating Revenue to 49.5 days in 2013, representing 13% of NOR.

The outlook for 2014 is for Capex levels to be maintained and an additional improvement in the management of accounts payable/receivable and inventory.

Equity Income Result

The equity income result from the participation in the result of affiliates and subsidiaries (Joint Ventures) in 2013 accounted for a gain of R$ 13.3 million against a gain of R$ 22.4 million in the preceding fiscal year. This represents a reduction of R$ 9.1 million principally due to the result of the affiliate, Federal Foods.

Income Tax and Social Contribution

Income tax and social contribution recorded a revenue of R$ 6.2 million in the quarter against revenue of R$ 72.8 million in 4Q12, representing an effective tax rate of 3.1% and 16.1%, respectively. For 2013 as a whole, the expense totaled R$ 145.3 million against a revenue of R$ 24.6 million in 2012, this representing a negative effective tax rate of 12.0% and a positive effective tax rate of 3.3%, respectively. Key factors leading the company to show an effective tax rate lower than the nominal rate are related to tax credits accruing from the payout of interest on capital, subsidies granted on investments as well as benefits relating to foreign exchange variation on overseas investments.

Participation of non-controlling shareholders

The result attributed in the quarter to non-controlling shareholders of subsidiaries in Argentina, the Middle East and Europe, represented revenue of R$ 235 thousand against an expense of R$ 5.1 million in the same quarter of the previous fiscal year. For 2013 as a whole, the result registered a negative R$ 4.4 million against a negative R$ 7.4 million in the preceding fiscal year.

Net Income and Net Margin

Net income was R$ 208.4 million in 4Q13 on a net margin of 2.5%, a reduction of 3.9 percentage points in relation to 4Q12 given the year-on-year decline in operating expenses. For fiscal year 2013, BRF’s net income was R$ 1.1 billion, 38.0% more than registered in 2012. Net margin was 3.5% against 2.7% in 2012. This reflects the better trading environment for the company’s exports together with the pass-through of costs to domestic market prices, thus offsetting the pressures on gross margin despite weaker demand.

EBITDA

The company’s adjusted EBITDA reached R$ 954.0 million, 6.3% lower than 4Q12, and corresponding to an adjusted EBITDA margin of 11.6% against 12.5% reported for 4Q12. For the full fiscal year, adjusted EBITDA totaled R$ 3.6 billion, 35.3% higher than 2012, the adjusted EBITDA margin being 11.9% against 9.4% recorded for the year 2012. EBITDA was R$ 772.6 million in 4Q13, 1.6% less than 4Q12 and equivalent to an EBITDA margin of 9.4% against 9.6%. EBITDA reached R$ 3.1 billion for the full year, 37.2% more than the total reported for 2012 with an   EBITDA margin of 10.3% against 8.0%.

Adjusted EBITDA - R$ Million	4Q13	4Q12	var. %	2013	2012	var. %
Net Income	208	520	(60)	1 062	770	38
Income Tax and Social Contribution	(6)	(73)	(91)	145	(25)	-
Net Financial Expenses	260	91	185	748	571	31
Depreciation and Amortization	311	247	26	1 176	967	22
= EBITDA	773	785	(2)	3 131	2 283	37
Other Operating Results	187	236	(20)	505	413	22
Equity Accounting	(6)	(7)	(24)	(13)	(22)	(39)
Non Controlling Shareholders	(0)	5	-	4	7	(37)
= Adjusted EBITDA	954	1 018	(6)	3 627	2 680	35

The expenses net of Other Operating Results are shown in Explanatory Note 33. The disclosure of adjusted EBITDA is in line with what the Company has already informed in the presentation of the previous quarterly and /or annual results or in other publications released to the market.

Shareholders Equity

On December 31, 2013, Shareholders’ Equity amounted to R$ 14.7 billion (R$14.6 billion on December 31, 2012), the principal movement during the period being generation of a net income of R$ 1.1 billion and the payout of dividends in the form of interest on capital of R$ 359 million, representing 32.6% of the profit in the period.

CAPITAL MARKETS

The closing price of BRF’s shares in 4Q13 was R$ 49.25 on the São Paulo Stock Exchange (BM&FBovespa) while the company’s ADRs closed at US$ 20.87 on the New York Stock Exchange, depreciating 8.8%  and 14.9% respectively in the quarter. Performance was below the negative 1.6% variation in the same period for the Ibovespa, the stock index which tracks the most liquid shares on the Brazilian bourse.

The company’s market value amounted to R$ 42.9 billion, a growth of 16.73% compared with 4Q13.

Trend in BRF’s shares X Ibovespa x NYSE

PERFORMANCE	4Q13	4Q12	2013	2012

BRFS3 - BM&F Bovespa
Share price - R$ *	49.25	42.19	49.25	42.19
Traded shares (Volume) - Millions	114.6	134.1	524.6	584.0
Performance	(8.8%)	20.5%	16.7%	15.8%
Bovespa Index	(1.6%)	3.0%	(15.5%)	7.4%
IGC (Brazil Corp. Gov. Index)	0.4%	7.2%	(2.0%)	19.0%
ISE (Corp. Sustainability Index)	1.4%	7.1%	1.9%	20.5%

BRFS - NYSE
Share price - US$ *	20.87	21.11	20.87	21.11
Traded shares (Volume) - Millions	68.7	134.1	359.1	480.6
Performance	(14.9%)	22.0%	(1.1%)	8.0%
Dow Jones Index	9.6%	(2.5%)	26.5%	7.3%
* Closing price

Financial Trading Volume (4Q13)

Average USD 71.5 million/day

Financial Trading Volume (2013)

Average USD 80.7 million/day

Share Performance – 2013

(BM&FBovespa)

ADR Performance – 2013

(NYSE)

CORPORATE GOVERNANCE

Diffused Control

Baseline Date: December 31, 2013

Number of Shares: 872,473,246 common shares

Capital Stock: R$ 12.6 billion

New Governance and IR Structure

The third quarter saw some significant changes in the company’s structure, one of these modifications being the separation of the IR and Corporate Governance structures described in the Management Report for the preceding quarter. Again in 4Q13, further important changes were made in the Vice Presidency for Finance, Administration and Investor Relations, up to then under Leopoldo Viriato Saboya, who left the company in early December 2013.

On December 12, 2013, at a meeting of the Board of Directors, approval was given to the election of Augusto Ribeiro Junior, the then Planning and Control Director, to the position of  Vice President -  Finance and Investor Relations. The Administration function was transferred to Gilberto Orsato, previously Vice President - Human Resources, to respond for the Vice Presidency for Administration and Human Resources, as announced to the market at the time.

Share Buy-Back Plan

Pursuant to Paragraph 4, Article 157 of Law 6.404 of December 15, 1976 and item XV, Sole Paragraph, Article 2 of CVM Instruction 358 of January 3, 2002, the company announced a Material Fact on August 30, 2013 with respect to the company’s buy-back program. This involved the acquisition of up to 1,381,946 (one million, three hundred and eighty one thousand, nine hundred and forty-six) common shares, all book entry, with no par value, for a period of 15 (fifteen) days, expiring on September 16, 2013.

In view of this and in accordance with best Corporate Governance practice, on September 17, 2013 the company announced that the process had been concluded on September 13, 2013 and that the total amount proposed had been acquired at an average price of R$ 56,87 representing a total investment of approximately R$ 78.6 million.

Shareholder Remuneration

The distribution of shareholders’ remuneration in accordance with the decision of the Board of Directors amounted to R$ 724,018,821.80 (seven hundred and twenty-four million, eighteen thousand, eight hundred and twenty-one reais and eighty centavos), representing 68% of the net income for the period and corresponding to R$ 0.83147833 per share. Payouts took place on August 15, 2013 (R$ 0.41225416 per share in the amount of R$ 359,000,000.00) and on February 14, 2014 (R$ 0.41922417 per share in the amount of R$ 365,018,821.80) as interest on capital with due retention of Income Tax at Source as per current legislation.

Rating

The company has been assigned an investment grade rating: BBB- by Fitch Ratings, and Standard & Poor’s and Baa by Moody’s - all with stable outlook.

Novo Mercado

BRF signed up to the BM&FBovespa’s Novo Mercado Listing Regulations on April 12, 2006, requiring it to settle disputes through the Market Arbitration Panel under the arbitration commitment clause written into its bylaws and regulations.

Risk Management

BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control, details being shown under Explanatory Note 4 of the Financial Statements. Risks involving the markets in which the company operates, sanitary controls, grains, nutritional security and environmental protection as well as internal controls and financial risks are all monitored.

Relationship with the independent auditors

Pursuant to CVM Instruction 381 of January 14, 2003, the company informs that its policy for engaging services unrelated to the external audit is based on principles which preserve the auditor’s independence. In turn, these principles are based on the fact that the independent auditor should not audit its own work, may not exercise managerial functions, should not advocate on behalf of its client or render any other services which are deemed as not permitted under the prevailing norms, in this way maintaining the independence of the work undertaken.

Pursuant to CVM Instruction 480/09, at a meeting held on February 27, 2014, management declares that it has discussed, reviewed and agreed the information expressed in the review report of the independent auditors about the financial statements of 12.31.2013.

Social Report

BRF has a worldwide payroll of 110 thousand, operating in Brazil with 49 manufacturing plants, 28 distribution centers, TSPs, farms and sales branches and, overseas, with 9 industrial units in Argentina and 2 in Europe (the United Kingdom and the Netherlands), in addition to a further 22 commercial offices.

The company has a policy of internal recruiting and decentralization of the selection process to the individual units, helping to drive the local economies and collaborating with the development of society. The principal purpose is to attract, select and direct manpower in accordance with its profile and potential, hiring those individuals aligned with BRF’s values. The practice is to prioritize candidates originating from the location where there is a vacancy.

Enhancement of Human Capital

In the final quarter of 2013, BRF continued to implement its Leaders Development Programs. Some 813 supervisors and coordinators completed the “Our Way of Leading” program and the “Formation of Leaders” was responsible for the further development of 203 supervisors. More than 1,500 executives took part in the “Integration of Leaders (e-learning)”.  In addition, other managerial level programs and training were run in the first half such as: Leadership Development Program - PDL, Intelligence Policy, Strategic Vision and Leadership with a total of 109 participants.

The Commercial area conducted various training courses in the final quarter in the light of initiatives involving year-end commemorative campaigns, among them: Tree Supper, Commemorative Festivities and the Círio de Nazaré festival in Belém do Pará. More than 4,500 product demonstrators and shelf stackers were trained in addition to 120 professionals responsible for selling the Christmas Kits.

In December, the 30 trainees selected in the 2013 program were posted to specific areas to begin the development stage of their training. The selection process for the 2014 program began in August 2013 continuing through November with the online test phase, group dynamics and panel with executives. In December, the approved candidates began the hiring procedures in readiness for the start of the course in January 2014.

The BRF Interns Program had a total of 320 active interns in December 2013.

The Summer Internship Program 2014 is designed to identify young potential from the world’s most prestigious MBA schools serving as a vehicle which allows summer interns to contribute to the company’s strategies. The program’s latest selection stage began in October 2013. At the same time, BRF took part in the MBA Brazil Networking Event, an event for recruiting professionals to take part in the Summer Internship Program. During the months of November and December, potential candidates were interviewed to participate in the program’s next group.

In the final quarter of 2013, BRF reported the results of its 1st Organizational Climate Survey to which 86,348 employees responded. The survey showed a satisfaction level of 65%, while the employee climate index (which examines in greater detail work-related themes) recorded 63%.

The dimensions with the best evaluation were SSMA (79%) and Personnel Development (71%). Dimensions where there are opportunities for improvement were Personal Relations (56%), Manager and Team Relationship (55%) and Compensation and Benefits (51%). Three

fundamental pillars for transformation were identified as elements which BRF will have as its mission for global action and changing employee perceptions: increased agility decision making by the company, strengthening the relationship of partnership between corporate areas and managers who know and practice people management.

We ended 2013 with the largest organizational climate survey ever conducted in our segment. We now begin 2014 with the execution of action plans which will give us the opportunity of becoming a company which is an increasingly better place to work at.

On August 30, BRF inaugurated TV BRF as an institutional vehicle with a global reach and interacting simultaneously with the units in Brazil and overseas. On the rollout, this new channel of communication mobilized 114 thousand employees from the most diverse units throughout the world: corporate, sales, logistics, poultry farms, etc. Transmissions will be live and monthly, via broadcast or webcast to reach the greatest number of employees possible.

SSMA

The Health, Safety and Environment program - SSMA continues to make significant advances. In November 2013, the accident rate with time off work was the lowest in the Company’s history with a frequency rate (TF) of 1.02.

Comparing the two consecutive years, the accumulated indicator for 2013 reported a reduction of 12.14%, the TF rate for 2013 dropping to 1.73 from 1.97 in 2012.

The frequency rate for accidents with time off work has recorded an aggregate decline of 79.91% since 2008 and continues to decline.

As from September 1, 2013, the SSMA program has been extended to BRF’s Transportation and Distribution areas for a period of one year and covering the   regional offices of Paraná, Santa Catarina and Rio Grande do Sul. This sweeps up 27 units with employees in the Slaughtering and Processing, Agricultural, Dairy Products, Distribution and Transportation areas. The initiative covers 41% of the transportation operation and 33% of the vehicle fleet.

In 2014, the program will be further expanded to BRF’s other regional offices and the full transportation network.

Stock Option Plan

The Company has granted a total of 6.932,434 stock options to 199 executives, the maximum vesting period being five years according to the Compensation Plan Regulations based on the shares approved on March 31, 2010 and amended on April 24, 2012 and April 9, 2013 at the Extraordinary and Annual General Shareholders’ Meeting, respectively. The plan contemplates the CEO, vice presidents, officers and other executives at BRF.

Added Value Distribution	2013	2012	ch. %
Human Resources	4,475	4,035	11
Taxes	3,741	3,520	6
Interest / Rents	2,392	1,852	29
Interest on shareholder's equity	724	275	164
Retention	338	495	(32)
Non-controlling shareholders	4	7	(41)
Total	11,675	10,184	15

Highlights and Awards

Award/ Recognition	Presented by:	Reason
As melhores do dinheiro	Isto é Dinheiro magazine

BRF is ranked first in the food sector. The yearbook highlights the companies evaluated under five management criteria: financial sustainability, human resources, innovation and quality, socio-environmental responsibility and corporate governance.

Institutional Investor Award	Institutional Investor Magazine	BRF is ranked second for the Food & Beverages sector in three categories: Best Investor Relations Program; Best CEO: José António do Prado Fay; Best CFO: Leopoldo Viriato Saboya.
Executivos de valor	Valor Econômico newspaper	For the third consecutive year José António do Prado Fay was honored as one of Valor’s executives.
Valor 1000	Valor Econômico newspaper

BRF is the 14th largest company, with net revenue of R$ 28.517 billion in 2012. Among the 20 with the largest net shareholders equity, BRF features in 15th position. Based on the classification by net annual sales in the food sector, BRF is placed third. In the ranking of the 50 largest companies by region, BRF is placed 10th largest in the Southeast region.

Forbes – Annual ranking	Forbes magazine	BRF was placed 39th among the most innovative companies in the world, an innovator being deemed as a company with the capacity and ability to reinvent itself in the current market and going forward.
Fi Excellence Awards 2013	Fi South America

Considered the premium award in the Brazilian food industry, BRF was awarded in the first three places in the Most Innovative Food Product with the Perdigão Hot Dog Sandwich, Chester® Easy Roast in Pesto Sauce and Sadia Chicken Bites.

Fortuna Argentina Award	Fortuna magazine	The Quickfood subsidiary was highlighted as the best food company in Argentina in the 9th edition held at the Buenos Aires Stock Exchange.
GHG Protocol Gold Seal	Brazilian Greenhouse Gas Program	In August, BRF was awarded the Brazilian GHG Protocol Program’s gold seal for its 2012 greenhouse gas inventory report – Brazilian operation.
Prêmio Época Verde	Época magazine	Recognition of the 20 companies listed as having the best environmental practices in the country (result to be announced on September 21). BRF is included on the list of 20.
Prêmio Expressão da Ecologia/SC	Editora Expressão	For the Capinzal case study in the Energy Conservation category.
DJSI Emerging Markets	INDU

BRF is for the second consecutive year a component of the Emerging Markets Dow Jones Sustainability Index. The DJSI’s objective is to evaluate the sustainability performance of the largest companies listed on the Dow Jones Global Stock Market Index in the economic, environmental and social contexts. The index is a benchmark for investors that place importance on the best sustainability practices at the companies.

Brazil Benchmarking Award	Brazil Benchmarking Program

BRF was one of the 30 companies selected to comprise the Brazil Benchmarking Category 2013, the sustainability seal which for ten years has been awarded to companies that implement practices considered a reference and an example to be followed.

GC 100	Global Compact 100

BRF is included in the list of 100 companies of the Global Compact 100 (GC 100), an index designed and launched by the United Nations Global Compact in partnership with the research company, Sustainalytics. The GC 100 includes the companies enrolled in the ten principles of the United Nations Global Compact with the best stock market performance.

All statements contained in this report with regard to the Company’s business prospects, project results and potential growth of its business constitute mere forecasts and were based on management’s expectations in relation to the Company’s future performance. These expectations are heavily dependent on changes in the market and on the country’s general economic performance, that of the sector and the international markets and, therefore, being subject to changes.

On July 13, 2011, the plenary session of the Administrative Council for Economic Defense- CADE approved the Association between BRF and Sadia S.A., subject to compliance with the provisions contained in the Performance Commitment Agreement – TCD signed between the parties concerned. These documents are available in the website: www.brf-br.com/ri

BRF- BRASIL FOODS S.A. - Consolidated
BALANCE SHEET - R$ Million

BALANCE SHEET - R$ Million	12.31.2013	12.31.2012	CH. %

Assets	32.375	30.765	5
Current Assets	13.243	11.590	14
Cash and cash equivalents	3.128	1.931	62
Financial investments	460	622	(26)
Accounts receivable	3.338	3.131	7
Recoverable taxes	1.303	965	35
Assets held for sale	149	23	6
Securities receivable	149	77	92
Inventories	3.112	3.019	3
Biological assets	1.206	1.371	(12)
Other financial assets	12	33	(65)
Other receivables	283	326	(13)
Anticipated expenses	104	92	13

Non-Current Assets	19.132	19.176	(0)
Long-term assets	3.445	3.716	(7)
Cash investments	56	74	(25)
Accounts receivable	8	11	(30)
Escrow deposits	479	365	31
Biological assets	569	428	33
Securities receivable	354	152	132
Recoverable taxes	801	1.142	(30)
Deferred taxes	666	718	(7)
Restricted cash	99	93	7
Other receivables	414	732	(43)

Permanent Assets	15.687	15.459	1
Investments	108	37	195
Property, plant and equipment	10.822	10.671	1
Intangible	4.758	4.752	0

Liabilities	32.375	30.765	5
Current Liabilities	8.436	7.481	13
Loans and financing	2.697	2.441	10
Suppliers	3.675	3.381	9
Payroll and mandatory social charges	433	426	2
Taxes payable	254	228	11
Dividends/interest on shareholders’ equity	337	160	110
Management and staff profit sharing	177	77	130
Other financial liabilities	357	253	41
Provisions	244	174	40
Employee pension plan	49	17	188
Other liabilities	214	324	(34)

Non-Current Liabilities	9.242	8.695	6
Loans and financing	7.485	7.078	6
Suppliers	146	38	290
Taxes and social charges payable	19	13	45
Provision for tax, civil and labor contingencies	775	761	2
Deferred taxes	21	28	(26)
Employee pension plan	242	267	(9)
Other liabilities	554	511	8

Shareholders’ Equity	14.696	14.589	1
Capital stock paid in	12.460	12.460	-
Capital reserves	114	70	63
Profit reserves	2.512	2.274	10
Other related results	(354)	(201)	76
Treasury shares	(77)	(52)	49

Participation of non controling shareholders	41	38	10

BRF S.A. - Consolidated
FINANCIAL STATEMENTS

FINANCIAL STATEMENTS
R$ million	4Q13	4Q12	ch. %
Net Sales	8 208	8 146	1

Cost of sales	(6 127)	(6 050)	1
% of NS	-74.6%	-74.3%	(30) bps

Gross Profit	2 082	2 095	(1)
% of NS	25.4%	25.7%	(30) bps

Operating Expenses	(1 432)	(1 315)	9
% of NS	-17.4%	-16.1%	(130) bps
Selling Expenses	(1 309)	(1 201)	9
% of NS	-15.9%	-14.7%	(120) bps
Fixed	(792)	(684)	16
Variable	(517)	(517)	-
General and Administrative Expenses	(123)	(114)	9
% of NS	-1.5%	-1.4%	(10) bps
Honorary of our administrators	(7)	(5)	42
% of NS	-0.1%	-0.1%	-
General and administrative	(116)	(109)	7
% of NS	-1.4%	-1.3%	(10) bps

Operating Income	650	780	(17)
% of NS	7.9%	9.6%	170 bps

Other Operating Results	(194)	(245)	(21)

Equity Income	6	7	(24)

Result before financial income	462	543	(15)
% of NS	5.6%	6.7%	(110) bps

Net Financial Income	(260)	(91)	186

Pre-tax income	202	452	(55)
% of NS	2.5%	5.5%	(300) bps
Income tax and social contribution	6	73	(91)
% of pre-tex income	3.1%	16.1%	(1300) bps

Net income before participation	208	525	(60)

Participation of non-controlling shareholder	0	(5)	-

Net Income	208	520	(60)
% of NS	2.5%	6.4%	390 bps

EBITDA	773	785	(1.6)
% of NS	9.4%	9.6%	(20) bps
Adjusted EBITDA	954	1 018	(6)
% of NS	11.6%	12.5%	(90) bps

BRF S.A. - Consolidated
FINANCIAL STATEMENTS

FINANCIAL STATEMENTS
R$ million	2013	2012	Ch. %
Net Sales	30 521	28 517	7

Cost of sales	(22 953)	(22 064)	4
% of NS	-75.2%	-77.4%	220 bps

Gross Profit	7 568	6 454	17
% of NS	24.8%	22.6%	220 bps

Operating Expenses	(5 086)	(4 706)	8
% of NS	-16.7%	-16.5%	(20) bps
Selling Expenses	(4 624)	(4 317)	7
% of NS	-15.2%	-15.1%	10 bps
Fixed	(2 686)	(2 489)	8
Variable	(1 938)	(1 829)	6
General and Administrative Expenses	(462)	(389)	19
% of NS	-1.5%	-1.4%	(10) bps
Honorary of our administrators	(25)	(22)	12
% of NS	-0.1%	-0.1%	-
General and administrative	(437)	(367)	19
% of NS	-1.4%	-1.3%	(10) bps

Operating Income	2 482	1 748	42
% of NS	8.1%	6.1%	200 bps

Other Operating Results	(535)	(447)	20

Equity Income	13	22	(41)

Result before financial income	1 960	1 323	48
% of NS	6.4%	4.6%	180 bps

Net Financial Income	(748)	(571)	31

Pre-tax income	1 212	753	61
% of NS	4.0%	2.6%	140 bps
Income tax and social contribution	(145)	25	-
% of pre-tax income	-12.0%	3.3%	-

Net income before participation	1 067	777	37

Participation of non-controlling shareholders	(4)	(7)	(41.0)

Net Income	1 062	770	38
% of NS	3.5%	2.7%	80 bps

EBITDA	3 131	2 283	37
% of NS	10.3%	8.0%	230 bps
Adjusted EBITDA	3 627	2 680	35
% of NS	11.9%	9.4%	250 bps

BRF S.A. - Consolidated
CASH FLOW

Cash Flow - R$ million	4Q13	4Q12	ch. %	2013	2012	ch.%

Operating Activities
Result for the fiscal year	208	520	(60)	1.062	770	38
Adjustments to the result	827	462	71	2.666	2.837	(6)

Changes in assets and liabilities
Accounts receivable from clients	(583)	(454)	28	(188)	90	-
Inventory	516	422	22	(111)	(362)	(69)
Biological Assets	91	16	455	165	(215)	-
Interest on Shareholders' Equity received	-	(1)	-	22	9	148
Suppliers	199	140	43	402	669	(40)
Payment of contingencies	(132)	(69)	92	(285)	(203)	40
Interest payments	(165)	(121)	36	(568)	(495)	15
Payment of income tax and social contribution	(1)	(66)	(99)	(2)	(98)	(98)
Salaries, social obligations and others	78	(66)	-	156	(561)	-
Net cash provided by operating activities	1.039	783	33	3.319	2.443	36

Investment Activities
Financial investments	29	24	18	125	46	175
Investments in restricted cash	5	(3)	-	(6)	(14)	(56)
Acquisition of companies	-	-	-	-	(11)	-
Capital Reduction	-	-	-	(18)	-	-
Other investments	(1)	(50)	(98)	(55)	(52)	7
Acquisition of fixed assets	(350)	(534)	(34)	(1.268)	(1.884)	(33)
Acquisition of biological assets	(120)	(135)	(11)	(502)	(494)	2
Revenue from the sale of fixed assets	92	30	201	266	51	419
Intangible investments	(18)	(8)	118	(55)	(15)	273
Cash from (invested) investment activities	(364)	(675)	(46)	(1.512)	(2.373)	(36)

Financing activities
Loans and financing	81	323	(75)	(153)	911	-
Interest on shareholders' equity	-	-	-	(579)	(440)	-
Acquisitions of treasury shares	_	-	-	(79)	-	-
Selling of treasury shares	16	13	21	53	13	296
Goodwill on acquisition of non-controlling shareholders	-	(34)	-	-	(34)	-
Cash from (invested) in financing activities	(97)	303	(73)	(757)	450	-

Currency variation on cash and cash equivalents	82	13	508	148	43	245

Net increase (decrrease) in cash held	853	424	101	1.197	564	112

Cash and cash equivalents at the beginning of the period	2.275	1.507	51	1.931	1.367	41
Cash and cash equivalents at the end of the period	3.128	1.931	62	3.128	1.931	62